Attachment 77D – Policies with respect to securities investments

For Sentinel Variable Products Balanced Fund and Sentinel Variable Products Bond Fund, on May 17, 2012, the Board of Trustees approved a change in the non-fundamental investment policies of such Funds to eliminate the limit applicable to each such Fund that each such Fund hold no more than 5% of its total assets in derivative securities, such change to be effective on the 60th day after notice of the change has been provided to such Fund’s shareholders and/or policy and contract owners by way of a supplement to its prospectus and/or statement of additional information.